Global Med Technologies, Inc. 12600 West Colfax, Suite C-420 Lakewood, Colorado 80215 Telephone No.: (303) 238-2000 Facsimile No.: (303) 238-3368

May 7, 2008

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Global Med Technologies, Inc.
Request for Withdrawal of:
Post-Effective Amendment No. 2 to Form SB-2 on Form S-3
Filed on April 30, 2008 (File No. 333-150516); and
Post-Effective Amendment No. 3 to Form SB-2 on Form S-3/A
Filed on May 2, 2008 (File No. 333-150516)

Ladies and Gentleman:

     Global Med Technologies, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 2 to its Form SB-2 on Form S-1 (File No. 333-150516) and Post-Effective Amendment No. 3 to its Form SB-2 on Form S-1/A (File No. 333-150516) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on April 30, 2008 and May 2, 2008, respectively (together, the “Registration Statements”).

     We are requesting a withdrawal of the Registration Statements at the request of the Commission solely due to the fact that the Registration Statements were tagged as “S-3” and “S-3/A” registration statements as opposed to the proper tag, “POS AM” on EDGAR in light of recent conversations had by and between our securities counsel and the Commission on May 6, 2008. The Company believes that such withdrawals are consistent with the public interest and the protection of investors.

     The Company requests a withdrawal of the Registration Statements pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306, Matthew Ogurick, Esq. at (305) 539-3352 or myself at (916) 404-8519.

Sincerely, /s/ Darren Craig Darren Craig Global Med Technologies, Inc. Vice President of Finance